Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 –	Name and Address of Company:

Aphria Inc. (“Aphria” or the “Company”)
1 Adelaide Street East, Suite 2310
Toronto, Ontario
M5C 1J4

Item 2 -	Date of Material Change:

May 26, 2020.

Item 3 –	News Release:

The Company issued a news release with respect to the material change described herein via Cision on May 26, 2020 and filed on SEDAR and EDGAR under Aphria’s profile on the same date.

Item 4 –	Summary of Material Change:

On May 26, 2020, Aphria announced that it will transfer its stock exchange listing from the New York Stock Exchange (“NYSE”) to The Nasdaq Global Select Market (“Nasdaq”), effective Friday, June 5, 2020, after the market close. The Company expects its common stock will begin trading as a Nasdaq-listed security at market open on Monday, June 8, 2020 and will continue to be listed under the ticker symbol “APHA.”

Item 5 –	Full Description of Material Change:

5.1	Full Description of Material Change

On May 26, 2020, Aphria announced that it will transfer its stock exchange listing from NYSE to Nasdaq, effective Friday, June 5, 2020, after the market close. The Company expects its common stock will begin trading as a Nasdaq-listed security at market open on Monday, June 8, 2020 and will continue to be listed under the ticker symbol “APHA.” This transition will not impact the Company’s primary listing on the Toronto Stock Exchange (TSX: APHA).

The last day of trading of the Company’s common stock on NYSE is expected to be Friday, June 5, 2020.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 -	Omitted Information:

Not applicable.

Item 8 –	Executive Officer:

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Company. Mr. Merton can be reached at 519-564-6374.

Item 9 –	Date of Report:

This report is dated the 26th day of May, 2020.